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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02053358

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SEC MAIL RECEIVED
NOV 29 2002
WASH. D.C. 180 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49804

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Malachi Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Twelve Piedmont Center, Suite 410
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Porter Bingham (404) 261-3031
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P.C.
(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212, Atlanta, GA 30305
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Porter Bingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Malachi Group, Inc., as of September 20, 2002, 19______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public, Cobb County, Georgia
My Commission Expires March 27, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE MALACHI GROUP, INC.
FINANCIAL STATEMENTS AND SCHEDULES
For the Years Ended
September 30, 2002 and 2001
With Independent Auditor's Report

RR RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

Stockholder and Board of Directors
of The Malachi Group, Inc.

We have audited the accompanying statement of financial condition of The Malachi Group, Inc., a wholly-owned subsidiary of Malachi Holdings, Inc., as of September 30, 2002 and 2001 and the accompanying statements of operations, cash flows and stockholder's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As shown on the financial statements, the Company incurred a loss of $977,719 during the year ended September 30, 2002. This factor, among others discussed in Note G to the financial statements, raises substantial doubt as to whether the Company will be able to remain in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of The Malachi Group, Inc. as of September 30, 2002 and 2001 and for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company PC
RUBIO & COMPANY, P.C.

November 20, 2002
Atlanta, Georgia

THE MALACHI GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 3,975	$ 435,110
Advances to brokers	5,000	-
Due from clearing broker-dealer	134,263	41,215
Other receivables	21,452	47,165
Deposit with clearing broker-dealer	100,000	-
Furniture and office equipment, net	1,593	5,697
Prepaid expenses	5,066	11,896
Marketable securities	804	1,010
Deposits and other	8,066	10,141
Total assets	$ 280,219	$ 552,234

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities		
Bank overdraft	$ 9,018	$ -
Accounts payable	40,304	35,549
Due to clearing broker-dealer	4,480	-
Accrued commissions and wages	5,436	21,024
Income taxes payable	-	6,000
Payroll taxes accrued and withheld	10,034	42,995
Total liabilities	69,272	105,568
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,196,100	454,100
Retained earnings (deficit)	(986,153)	(8,434)
Total stockholder's equity	210,947	446,666
	$ 280,219	$ 552,234

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 1,946,628	$ 1,445,332
Trading	4,196	135,910
Investment banking	210,858	217,677
	2,161,682	1,798,919
EXPENSES:		
Employee compensation and benefits	1,248,871	686,817
Clearing costs and payments to other broker-dealers	503,391	282,252
Communications	35,903	19,110
Occupancy	18,996	8,037
Management fees	992,709	642,527
Other operating expenses	345,531	160,987
Total expenses	3,145,401	1,799,730
NET LOSS BEFORE INCOME TAXES	(983,719)	(811)
INCOME TAX EXPENSE (BENEFIT)	(6,000)	6,000
NET LOSS	$ (977,719)	$ (6,811)

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED EARNINGS	TOTAL STOCKHOLDER'S
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	EQUITY
Balance, September 30, 2000	100,000	$ 1,000	$ 114,100	$ (1,623)	$113,477
Capital contributions from parent			340,000		340,000
Net loss				(6,811)	(6,811)
Balance, September 30, 2001	100,000	1,000	454,100	(8,434)	446,666
Captial contributions from parent			742,000		742,000
Net loss				(977,719)	(977,719)
Balance, September 30, 2002	100,000	$ 1,000	$1,196,100	$(986,153)	$ 210,947

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (977,719)	$ (6,811)
Adjustments to reconcile net income to net cash provided by operating activities:		
Chargeoff of advances to brokers	-	3,576
Depreciation and amortization expense	4,821	6,413
Increase in due from clearing broker dealer	(93,048)	(16,616)
Decrease (increase) in other receivables	25,713	(47,215)
Decrease (increase) in prepaid expenses	6,830	(8,352)
Increase in bank overdraft	9,018	-
Increase (decrease) in accounts payable	4,755	(1,894)
Increase in due to clearing broker-dealer	4,480	
Increase (decrease) in accrued commissions	(15,588)	13,128
Increase (decrease) in income taxes payable	(6,000)	6,000
Decrease in payroll taxes accrued and withheld	(32,961)	(114,244)
Net cash provided (used) by operating activities	(1,069,699)	(166,015)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated loans	2,000,000	-
Repayment of subordinated loans	(2,000,000)	-
Advances to brokers	(5,000)	-
Proceeds from capital contributions	742,000	340,000
Net cash provided by financing activities	737,000	340,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in marketable securities	206	3,926
Deposit with clearing broker dealer	(100,000)	200,000
Decrease (increase) in other assets	1,358	(1,305)
Net cash provided (used) by investing activities	(98,436)	202,621
NET INCREASE (DECREASE) IN CASH	(431,135)	376,606
CASH AND CASH EQUIVALENTS:		
At beginning of year	435,110	58,504
At end of year	$ 3,975	$ 435,110
SUPPLEMENTARY INFORMATION:		
Interest paid	$ 3,694	$ -

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2002 and 2001

NOTE A--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company was incorporated in Georgia on October 25, 1996 and is a wholly-owned subsidiary of Malachi Holdings, Inc. ("MHI").

The Company's primary activities are brokerage of securities and investment banking services.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements that add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense accounts as incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the Company's statement of income for the applicable period.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The company maintains its bank accounts at high quality institutions. Bank balances at times, may exceed federally insured limits.

Revenues: Commission income and expenses are recorded on a trade date basis. Securities transactions of the Company are also recorded on a trade date basis.

Securities: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes: The Company is included in the consolidated federal income tax return filed by MHI. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from MHI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

NOTE B—SUBORDINATED LOANS

On separate occasions during 2002, the Company borrowed $1,800,000 and $2,000,000 under subordination agreements, which allowed the loan liabilities to qualify as net capital. Both loans were outstanding for less than one week. Loan origination fees for the loans totaled $45,000 and interest was approximately $4,000.

NOTE C—RELATED PARTIES

The Company has a management agreement with MHI. Management fees for 2002 and 2001, which are discretionary, were approximately $993,000 and $643,000, respectively. MHI pays certain general and administrative expenses for the Company and provides the Company with the use of office facilities and certain office equipment which are leased by MHI.

MHI's sole source of revenues during 2002 and 2001 was management fees from the Company.

During 2001 the Company paid $3,000 to a related party for human resources consulting services.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

NOTE D—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency or principal transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2002 and 2001

NOTE E—NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $190,715 which was $90,715 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .363 to 1.0.

NOTE F—INCOME TAXES

The provision for income taxes is summarized as follows:

	2002	2001
Current income taxes	$ (6,000)	$ 6,000
Deferred income taxes	-	-
Income tax expense	$ -	$ 6,000

Current income taxes for 2001 differ from the amount of income tax expense that would result from applying domestic federal statutory rates to the pretax loss because of non-deductible expenses such as penalties for late payment of payroll taxes.

Deferred income taxes are recognized for the effects of net operating loss carryforwards for income tax purposes and temporary differences between the basis of assets and liabilities for financial and income tax purposes.

Significant components of deferred tax assets are as follows:

	2002	2001
Deferred tax assets:		
Net operating losses	$ 230,000	$ -
Deferred tax valuation allowance	(230,000)	-
Net deferred tax asset	$ -	$ -

NOTE F—INCOME TAXES (continued)

The Company has recorded a valuation allowance for the deferred tax asset at September 30, 2002, equal to the deferred tax asset because it is more likely than not that the net operating loss carry forward will not be realized before it expires in 2022.

At September 30, 2002, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income, of approximately $925,000, which expires in 2022.

NOTE G—GOING CONCERN

The Company incurred an operating loss for the year ended September 30, 2002 of $977,719 and the Company and its parent, MHI, are unable to pay their obligations to their lenders and creditors as they become due. At September 30, 2002, a creditor of the MHI has commenced litigation seeking repayment of a loan to MHI for $825,000 and another creditor has threatened litigation to seek repayment of a past due loan for approximately $150,000. The Company is dependent on capital contributions from MHI to fund its losses and meet its net capital requirements (See Note E). These conditions raise substantial doubt about the Company's ability to continue as a going concern as of September 30, 2002.

NOTE H – CONCENTRATION

Approximately 22% of commission revenue was earned from transactions for a single customer.

THE MALACHI GROUP, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934
September 30, 2002

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

THE MALACHI GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

September 30, 2002

Net Capital	
Total stockholder's equity qualified for net capital	$ 210,947
Deduction for non-allowable assets:	
Advances to brokers	5,000
Furniture and equipment	1,593
Deposits and other assets	8,066
Prepaid expenses	5,066
Non-allowable marketable securities	455
	20,180
Net capital before haircuts	190,767
Less haircuts	(52)
Net capital	$ 190,715
Aggregate Indebtedness - liabilities	$ 69,272
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 100,000
Excess net capital	$ 90,715
Ratio of aggregate indebtedness to net capital	.363 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2002

Net capital as reported in FOCUS, Part IIA	$ 136,830
Audit adjustments	
To record additional receivable from clearing broker-dealer	56,928
To record additional accounts payable	(3,043)
Net capital as reported above	$ 190,715

THE MALACHI GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION
OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth I the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

THE MALACHI GROUP, INC.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS AS OF SEPTEMBER 30, 2002

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2002

Balance at beginning of year	$ -
Proceeds during year	3,800,000
Repayments during year	(3,800,000)
Balance at end of year	$ -

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Owners of
THE MALACHI GROUP, INC.:

In planning and performing our audit of the financial statements of The Malachi Group, Inc. for the year ended September 30, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by The Malachi Group, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio & Company, P.C.

November 20, 2002
Atlanta, Georgia

RUBIO & COMPANY, P.C.